THE MAJOR AUTOMOTIVE COMPANIES, INC.
43-40 Northern Boulevard
Long Island City, NY 11101

January 27, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:	The Major Automotive Companies, Inc. Form 10-K for the year ended December 31, 2004 Filed July 26, 2005 File No. 000-29182

Ladies and Gentlemen:

On behalf of The Major Automotive Companies, Inc. (the ‘‘Company’’), set forth below is the Company’s response to the Commission’s comment given by letter dated November 7, 2005 from Michael Moran, Branch Chief, Division of Corporate Finance (the ‘‘Comment Letter’’) that was addressed in our response dated October 28, 2005. This response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Financial Statements

1. We note you will amend your filings in response to staff comments and to comply with SFAS 95. In this regard, your disclosure should clearly state that you have restated the financial statements to comply with SFAS 95 indicating that non-trade floor plan notes payable are now shown as a financing activity whereas they had previously been reflected as operating activity cash flows. Reference is made to APB 20, paragraph 36. Further, please include disclosure explaining the distinction between trade and non-trade floor plan notes payable and the revised balance sheet and statement of cash flows presentation. In this regard, explain that outstanding floor plan borrowings financing new vehicles from a lender affiliated with the manufacturer are classified as floor plan notes payable trade; and, amounts due for inventory purchases from all others are classified as floor plan notes payable non-trade and the related borrowings and payments are classified as financing activities in the statements of cash flows.

Response:

We have complied with the Commission’s comments by revising the Company’s balance sheets and statements of cash flows to comply with the changes suggested in the Comment Letter, as well as Note 7 to the financial statements.

Securities and Exchange Commissoin
January 27, 2006

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company’s response and please send a copy of any written comments to the following parties:

Mitchell Littman, Esq.
Mark F. Coldwell, Esq.
Littman Krooks LLP
655 Third Avenue
New York, NY 10017
Phone: (212) 490-2020
Fax: (212) 490-2990

Very truly yours,
/S/ BRUCE BENDELL
Bruce Bendell, Chief Executive Officer

cc:	Securities and Exchange Commission

Donna Di Silvio, Esq.

The Major Automotive Companies, Inc.

Alan Pearson Eric Keltz, Esq. Richard L. Feinstein

Littman Krooks LLP

Mitchell Littman, Esq.

BDO Seidman

Adam Roth